Paul Bork Boston Office 617.832.1113 pbork@foleyhoag.com
Via EDGAR

August 29, 2007

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance - Mail Stop 6010
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc.
Amendment No. 3 to the Registration Statement on Form SB-2 (Registration No. 333-143263)

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to and filed together with the Company’s Amendment No. 3 to the Registration Statement on Form SB-2, Registration No. 333-143263, which was originally filed with the SEC on May 25, 2007. This letter also responds to the comments contained in your letter dated July 24, 2007 addressed to Mr. Harry Palmin, Chief Executive Officer of the Company concerning Amendment No. 2 to our Registration Statement on Form SB-2, Registration No. 333-14363, filed June 26, 2007 (the “Comment Letter”). Set forth below are our responses, on behalf of the Company, to the Comment Letter. For your convenience, we have repeated the Staff’s comment below in bold face type. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided to us by the Company.

We note your response to our comment. However, given the nature and size of this offering--in particular, the fact that the shares you are registering total more than 60% of the shares held by non-affiliates--the offering appears to be a primary offering. Therefore, unless you revise the nature and/or size of this offering, you will need to do the following:

•
file a registration statement for the “resale” offering at the time of each conversion of preferred stock or exercise of warrants because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

•	register the transaction on the form you are eligible to use to register the transaction as a primary offering (either Form SB-2 or Form S-1);

•	identify the selling shareholders as underwriters in the registration statement; and

•	include the price at which the underwriters will sell the securities.

As a result of your Comment Letter and our further discussions with the Staff, the Company is amending their registration statement to reduce the number of shares being registered for resale from 23,400,000 shares of common stock to 12,000,000 shares of common stock. The shares of common stock being registered are issuable upon conversion of a portion of our currently outstanding Series B Preferred Stock. As noted on page 43 of the registration statement, the Company currently has 36,947,673 shares of common stock outstanding and held by non-affiliates. Thus, the 12,000,000 shares of common stock that the Company is seeking to register represent less than 1/3 of the total number of shares of common stock outstanding and held by non-affiliates.

In addition to effecting the reduction in the number of shares being offered, Amendment No. 3 to the registration statement provides updated disclosure reflecting the passage of time since the filing of the prior amendment, particularly the Company’s interim financial statements for the six months ended June 30, 2007. For your information, the Company filed its quarterly report on Form 10-QSB for the quarter ended June 30, 2007 with the SEC on August 10, 2007. For the convenience of the Staff, the Company is separately providing paper copies of Amendment No. 3 to the registration statement marked to show changes from Amendment No. 2.

The Company believes that Amendment No. 3 is responsive to the remaining comments on the registration statement and would like the Staff to similarly conclude, so that the registration statement can be declared effective as soon as practicable. Should the Staff have any additional comments or questions concerning this filing, please contact the undersigned, Paul Bork, at (617) 832-1113 or, in my absence, Amanda Kirouac at (617) 832-3091.

Very truly yours,

/s/ Paul Bork

Paul Bork

cc:	Mr. Harry Palmin
Mr. Greg Belliston
Ms. Suzanne Hayes